

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 18, 2008

Larry W. Youell, President and CEO
FEC Resources Inc.
46 Royal Ridge Rise, NW
Calgary, Alberta CANADA T3G 4V2

   Re: FEC Resources Inc.
     Form 20-F for the Fiscal Year Ended December 31, 2006
     Filed July 13, 2007
     File No. 000-17729

Dear Mr. Youell:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

       Sincerely,

       Brad Skinner
       Senior Assistant Chief Accountant